Exhibit 99.1

Investor Relations: Anat Earon-Heilborn +972 723917548 ir@radware.com Media Contacts: Deborah Szajngarten Radware 201-785-3206 deborah.szajngarten@radware.com	FOR IMMEDIATE RELEASE

RADWARE SCHEDULES CONFERENCE CALL FOR FIRST QUARTER 2020
EARNINGS

TEL AVIV, ISRAEL, April 6, 2020 — Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced that it has scheduled its earnings call to discuss its first quarter 2020 financial results.

Conference Call Details

Radware management will host a call on Wednesday, May 6, 2020 at 8:30 am ET to discuss its first quarter 2020 results and the company’s outlook for the second quarter of 2020.

Participants in the US call: Toll Free 833-241-4257

Participants Internationally call:  +1-647-689-4208

Conference ID: 4495924

A replay will be available for 2 days, starting 2 hours after the end of the call, on telephone number +1-416-621-4642 or (US toll-free) 800-585-8367.

A live webcast of the conference call can also be heard by accessing the Company's website at: http://www.radware.com/ir/investor-events/. The webcast will remain available for replay during the next 12 months.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower more than 12,500 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

©2020 Radware Ltd. All rights reserved. The Radware products and solutions mentioned in this press release are protected by trademarks, patents and pending patent applications of Radware in the U.S. and other countries. For more details please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.